COMMONWEALTH CAPITAL CORP.
400 Cleveland St., 7th Floor
Clearwater, FL 33755

VIA EDGAR

October 23, 2006

Ms. Pamela Long
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Commonwealth Income & Growth Fund VI Amendment to Registration Statement on Form S-1 Filed September 11, 2006; File No. 333-131736

Dear Ms. Long:

     On behalf of Commonwealth Income & Growth Fund VI (the “Company” and the registrant with respect to above referenced filing), we have previously submitted (not via EDGAR) revised sales materials for this offering, in response to the Staff’s comment letter dated October 18, 2006. All of the requested changes contained in the Staff’s comment letter have been included in these revised materials. Copies of the revised materials have been delivered to Brigitte Lippmann of the Commission Staff.

     If you have any questions regarding the revised materials, or regarding the filing in general, please call me at 267-254-2739. Thank you for your prompt attention to this matter.

Sincerely, Commonwealth Capital Securities Corp By: /s/ Richard G. Devlin Name: Richard G. Devlin Title: Vice President and General Counsel
Enclosures
cc:	Brigitte Lippmann, Esq.
Kimberly A. Springsteen (w/o encl.)